FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Madrid, June 22nd 2007

SPANISH SECURITIES
EXCHANGE COMISION (CNMV)
Pº de la Castellana, nº 19
28046 Madrid

Dear sir,

I am pleased to inform you that the General Shareholders’ Meeting of Endesa - which took place on June 20, 2007 – approved the appointment of Mr. Borja Prado Eulate and Mr. Fernando d´Ornellas Silva as Directors of the Company.

Additionally, I notify you that Mr. Alonso Ureba, Mr. Fernández Cuevas, Mr. Fernández Norniella, Mr. González-Gallarza Morales and Mr. Ríos Navarro are no longer members of the Board of Directors of Endesa S.A. as all of them have concluded their second and last term as Directors.
Finally and according to the decision taken by the Board of Directors of Endesa S.A. on June 21, 2007, Mr. Prado Eulate and Mr. d´Ornellas Silva were appointed members of the Executive Committee, the Appointments and Remuneration Committee as well as the Audit and Compliance Committee; Mr. Ramos Gascón was appointed member of the Executive Committee; and, Mr. Quintás Seone was appointed Chairman of the Appointments and Remuneration Committee.
Consequently, the composition of the Board of Directors, the Executive Committee, the Audit and Compliance Committee, and, the Appointments and Remuneration Committee of Endesa S.A. is the following:

BOARD OF DIRECTORS:
MR. MANUEL PIZARRO MORENO - CHAIRMAN
MR. RAFAEL MIRANDA ROBREDO - CEO
MR. MIGUEL BLESA DE LA PARRA – MEMBER OF THE BOARD
MR. FERNANDO d’ORNELLAS SILVA - MEMBER OF THE BOARD
MR. BORJA PRADO EULATE - MEMBER OF THE BOARD
MR. JUAN RAMÓN QUINTÁS SEOANE - MEMBER OF THE BOARD
MR. FRANCISCO JAVIER RAMOS GASCÓN - MEMBER OF THE BOARD
MR. ALBERTO RECARTE GARCÍA-ANDRADE - MEMBER OF THE BOARD
MR. JUAN ROSELL LASTORTRAS - MEMBER OF THE BOARD
MR. JOSÉ SERNA MASIÁ - MEMBER OF THE BOARD
MR. SALVADOR MONTEJO VELILLA – BOARD SECRETARY (NON MEMBER)

EXECUTIVE COMMITTEE:
MR. MANUEL PIZARRO MORENO - CHAIRMAN
MR. RAFAEL MIRANDA ROBREDO - CEO
MR. MIGUEL BLESA DE LA PARRA – COMITTE MEMBER
MR. FERNANDO d’ORNELLAS SILVA - COMITTE MEMBER
MR. BORJA PRADO EULATE - COMITTE MEMBER
MR. FRANCISCO JAVIER RAMOS GASCÓN - COMITTE MEMBER D
SALVADOR MONTEJO VELILLA - BOARD SECRETARY (NON MEMBER)

APPOINTMENTS AND REMUNERATION COMMITTEE:
MR. JUAN RAMÓN QUINTÁS SEOANE - CHAIRMAN
MR. FERNANDO d’ORNELLAS SILVA - COMITTE MEMBER
MR. BORJA PRADO EULATE - COMITTE MEMBER
MR. JUAN ROSELL LASTORTRAS - COMITTE MEMBER
MR. SALVADOR MONTEJO VELILLA - BOARD SECRETARY (NON MEMBER)

AUDIT AND COMPLIANCE COMMITTEE
MR. JOSÉ SERNA MASIÁ - CHAIRMAN
MR. FERNANDO d’ORNELLAS SILVA - COMITTE MEMBER
MR. BORJA PRADO EULATE - COMITTE MEMBER
MR. FRANCISCO JAVIER RAMOS GASCÓN - COMITTE MEMBER
MR. ALBERTO RECARTE GARCÍA-ANDRADE - COMITTE MEMBER
MR. SALVADOR MONTEJO VELILLA - BOARD SECRETARY (NON MEMBER)

Yours faithfully,

Salvador Montejo Velilla
Board Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 22, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations